GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14TH FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            HTTP://WWW.GOLAWINTL.COM

                                                                  June 29, 2006

     Derek B. Swanson
     Division of Corporate Finance
     U.S. Securities and Exchange Commission
     100 F St NE Stop 3561
     Washington, DC 20549
                           RE: DELI SOLAR (USA), INC.
                               AMENDMENT NO.4 TO FORM SB-2
                               FILED JUNE 19, 2006
                               FILE NO. 333-129369

     Dear Mr. Swanson,

            Reference is made to your oral comment on June 27, 2006 with respect to our client, Deli Solar (USA), Inc. (the "Company"), relating to the above captioned registration statement ("SB-2/A"). You indicated that there were no other comments to the SB-2/A except that the auditors' consents should be updated to a date within 30 days of the filing of the registration statement. We have amended the Form SB-2 as Amendment No.5 accordingly.

         In accordance with your request, on behalf of the Company we represent as follows:

         o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


                                                     Very truly yours,

                                                     Guzov Ofsink, LLC

                                                     By: /s/ Darren Ofsink
                                                     ---------------------
                                                             Darren Ofsink, Esq.